 Exhibit 99.1

IAMGOLD Shareholders Re-elect Board of Directors

TORONTO, May 10, 2017 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced that shareholder voting at the Company's annual meeting of shareholders on May 10, 2017, has resulted in the election of all the directors listed as nominees in management's information circular dated March 30, 2017.

Results of the shareholder voting were as follows:

Nominee	Votes For	% For	Votes Withheld	% Withheld
John E. Caldwell	262,240,888	99.21	2,084,731	0.79
Donald K. Charter	250,263,484	94.68	14,062,135	5.32
Sybil E. Veenman	260,687,191	98.62	3,638,428	1.38
Richard J. Hall	262,324,881	99.24	2,000,738	0.76
Stephen J. J. Letwin	259,226,975	98.07	5,098,664	1.93
Mahendra Naik	244,425,371	92.47	19,900,248	7.53
Timothy R. Snider	260,216,164	98.45	4,109,455	1.55

About IAMGOLD
IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities.  IAMGOLD is in a strong financial position with extensive management and operational expertise.

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.
Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx

SOURCE IAMGOLD Corporation

View original content: http://www.newswire.ca/en/releases/archive/May2017/10/c3963.html

%CIK: 0001203464

For further information: please contact: Ken Chernin, VP Investor Relations, IAMGOLD Corporation, Tel: (416) 360-4743, Mobile: (416) 388-6883; Laura Young, Director, Investor Relations, IAMGOLD Corporation, Tel: (416) 933-4952, Mobile: (416) 670-3815; Shae Frosst, Investor Relations Associate, IAMGOLD Corporation, Tel: (416) 933-4738, Mobile: (647) 967-9942; Toll-free: 1-888-464-9999 info@iamgold.com

CO: IAMGOLD Corporation

CNW 18:23e 10-MAY-17